Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

Material Fact

Pursuant to Article 157, Paragraph 4 of Law 6,404/76 and Instruction 358/02 of the Brazilian Securities and Exchange Commission, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) informs its shareholder and the market in general that as of this date, it has announced its projections (*) for the year 2017 in accordance with the provision in item 11 (“Projections”) of the Reference Form as follows:

1	Considers USD 3.50 in Dec-17;
2	Includes units abroad ex-Latin America;
3	Includes endorsements, sureties and private securities;
4	Provision for Loan Losses Net of Recovery of Loans Written Off as Losses and Impairment;
5	Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Information on perspectives for the businesses, projections and operational and financial goals are solely forecasts, based on management’s current outlook in relation to the future of Itaú Unibanco. These expectations are highly dependent on market conditions, general economic performance of the country, of the sector and the international markets. Therefore, our effective results and performance may differ from those forecasted in this prospective information.

São Paulo (SP), February 7, 2017.

MARCELO KOPEL

Investor Relations Officer

(*) Consolidated forecast was calculated based on consolidated pro forma financial information, which considers Itaú CorpBanca´s consolidation as of 1Q16.